MEMORANDUM
TO:	DeCarlo McLaren Senior Counsel U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President and Associate General Counsel Jackson National Asset Management, LLC
DATE:	January 28, 2021
SUBJECT:
Responses to comments on the proxy statements filed as PRE14A on January 12, 2021 (each a “Proxy Statement” and together, the “Proxy Statements”) for the JNL/Goldman Sachs 4 Fund and JNL/Vanguard U.S. Stock Market Index Fund, each a series of the JNL Series Trust (File Nos: 033-87244 and 811-08894) (the “Registrant”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Proxy Statements received via telephone on January 22, 2021. Capitalized terms used herein have the same meaning as in the Proxy Statements.

The comments are set forth below in italics, with responses immediately following.

A. Global Comments

1.
Please respond in an Edgar correspondence filing in advance of the definitive filings that the Registrant has removed the brackets and updated any missing information. Additionally, note that the Registrant understands that it is responsible for the accuracy or inaccuracy of each Proxy Statement notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

RESPONSE: The Registrant confirms that any missing or bracketed information will be included in the Proxy Statements before the definitive filings. Additionally, the Registrant understands that it is responsible for the accuracy or inaccuracy of the Proxy Statements notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

2.
On page 12 of each Proxy Statement, please consider changing the heading at the top of the page to “Summary of Proposals” and providing a summary of each proposal in tabular form before proceeding with the section for Proposal 1.

RESPONSE: The Registrant has updated the disclosure.

3.
On page 21 of the Proxy Statement for the JNL/Goldman Sachs 4 Fund and on page 15 of the Proxy Statement for the JNL/Vanguard U.S. Stock Market Index Fund, in the “Information Regarding Principal Risks” section, please disclose if there will be a change in the risk profile of a particular risk after the proposed investment strategy changes. For example, if equity securities risk will be more significant after the changes, please disclose so.

RESPONSE: The Registrant confirms that the risk profile of a particular risk after the proposed changes for each Fund will not change.

4.
On page 35 of the Proxy Statement for the JNL/Goldman Sachs 4 Fund and on page 22 of the Proxy Statement for the JNL/Vanguard U.S. Stock Market Index Fund, in the “Board of Trustees’ Evaluation” section, please disclose whether the Board considered any factors that weighed against the approval of the amended advisory and sub-advisory agreements, as applicable, for each Fund.

RESPONSE: The Board received a considerable amount of information from JNAM management regarding the proposed investment strategy changes and the amended advisory and sub-advisory agreements, as applicable, for each Fund and considered all of the information provided. The Board did not identify specifically any factors weighing for or against the approval of the amended advisory and sub-advisory agreements, as applicable, for each Fund but considered the totality of the information provided.

5.
On page 32 of the Proxy Statement for the JNL/Goldman Sachs 4 Fund and on page 19 of the Proxy Statement for the JNL/Vanguard U.S. Stock Market Index Fund, in “Material Terms of the Amendment to the Administration Agreement” section for Proposal 5 and Proposal 3, respectively, the first sentence notes that the administrative fee will change. Please indicate that the fee will increase.

RESPONSE: The Registrant has updated the disclosure.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments and believes that the responses above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File